Filed Pursuant to Rule 253(g)(2)

File No. 024-11274

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC

SUPPLEMENT NO. 1 DATED MARCH 23, 2022

TO THE OFFERING CIRCULAR DATED JANUARY 11, 2022

This document supplements, and should be read in conjunction with, the offering circular of Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated January 11, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 12, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is to disclose (i) the resignations of Jason Anderson and Joseph Elias as Managers and officers of Red Oak Capital Participation Fund GP, LLC, the sole member and Manager of the Company (the “Manager”); and (ii) the transfer of all equity interests Joseph Elias and Jason Anderson held in the Manager. In connection with the foregoing:

OFFERING CIRCULAR SUMMARY

The Sub-Section entitled “Our Sponsor and Management” under the Section entitled “OFFERING CIRCULAR SUMMARY” is replaced in its entirety with the following:

Our Sponsor and Management. On June 9, 2021, our previous sponsor, Red Oak Capital Group, LLC (“ROCG”), completed an assignment and assumption of interests (the “Assignment”) whereby Messrs. Gary Bechtel, Joseph Elias, Kevin Kennedy, Raymond Davis and Jason Anderson became the owners of all of the equity interests in the Company’s manager, Red Oak Capital Participation Fund GP, LLC (the “Manager”). Further information is available in the Current Report on Form 1-U dated June 9, 2021, located at: https://www.sec.gov/Archives/edgar/data/0001817413/000165495421006935/rocif_1u.htm.

Subsequently, on March 14, 2022, Joseph Elias and Jason Anderson sold all their equity interests in the Manager to White Oak Capital Holdings, LLC, a Michigan limited liability company (“White Oak”), and resigned from their positions as Managers and members of the board of managers of the Manager, effective March 14, 2022. Joseph Elias also resigned from any and all officer positions, including without limitation Chief Operating Officer, that he holds with the Manager or any other entities affiliated with the Manager, effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, by and among Mr. Elias, the Manager, Red Oak Holdings Management, LLC, and Red Oak Capital Holdings, LLC. Likewise, Jason Anderson resigned from any and all officer positions, including without limitation Chief Financial Officer, that he holds with the Manager or any other entities affiliated with the Manager, effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, by and among Mr. Anderson, the Manager, Red Oak Holdings Management, LLC, and Red Oak Capital Holdings, LLC. Further information regarding these resignations is available in the Current Report on Form 1-U dated March 14, 2022, located at: https://www.sec.gov/Archives/edgar/data/1817413/000165495422003271/rociif_1u.htm

We are managed by our Manager, which is wholly owned by Messrs. Gary Bechtel, Kevin Kennedy, Raymond Davis, and White Oak (each, a “Member” and collectively, the “Members”), and managed by a board of managers consisting of Gary Bechtel, Kevin Kennedy, and Raymond Davis. Red Oak Capital Holdings, LLC (“ROCH”), our Sponsor, has entered into a Management and Advisory Agreement whereby it has agreed to act as asset manager of the Company. ROCH is a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company. See “General Information as to our Company – Our Sponsor and Management” for more information.

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RISK FACTORS

In the Sub-Section entitled “Risks Related to Our Corporate Structure” under the Section entitled “RISK FACTORS,” the third paragraph of this Sub-Section is replaced in its entirety with the following:

Our Sponsor, as the Company’s asset manager, is responsible for the day-to-day operations of our company and the selection and management of investments and has broad discretion over the use of proceeds from this offering. Accordingly, you should not purchase Bonds unless you are willing to entrust all aspects of the day-to-day management and the selection and management of investments to our Sponsor. Specifically, our Sponsor is managed by Red Oak Holdings Management, LLC, a Delaware limited liability company, which is managed by the same members of our Manager, which includes Kevin Kennedy, Gary Bechtel, and Raymond Davis. As a result, they will be able to exert significant control over our operations. Our Manager has a board of managers comprised of Kevin Kennedy, Gary Bechtel, and Raymond Davis. Our board of managers has exclusive control over the operations of our Manager and us. As a result, we are dependent on our board of managers to properly choose investments and manage our company. Our Manager will appoint an investment committee composed of three members, or the Participation Fund IC, who are nominated, appointed and removed by the Manager, and all Participation Loan decisions require the unanimous approval of the Participation Fund IC members. The Manager shall select the members of the Participation Fund IC prior to the Company’s first investment. A majority of the members of the Participation Fund IC must be “independent.” See “Investment Policies of our Company – Investment Strategy” herein for more information. You will have no control over the investment committee and the Manager may choose to alter the composition of, or eliminate, the investment committee in its sole discretion. In addition, our Manager may retain independent contractors to provide various services for us, and you should note that such contractors will have no fiduciary duty to you and may not perform as expected or desired.

GENERAL INFORMATION AS TO OUR COMPANY

The Sub-Section entitled “Our Sponsor and Management” under the Section entitled “GENERAL INFORMATION AS TO OUR COMPANY” is replaced in its entirety with the following:

Our Sponsor and Management

On June 9, 2021, our previous sponsor, Red Oak Capital Group, LLC, completed an assignment and assumption of interests whereby Messrs. Gary Bechtel, Joseph Elias, Kevin Kennedy, Raymond Davis and Jason Anderson became the owners of all of the equity interests in our Manager. Subsequently, on March 14, 2022, Joseph Elias and Jason Anderson sold all their equity interests in the Manager to White Oak and resigned as Managers and any and all officer positions they held in the Manager.

We are managed by our Manager, which is wholly owned by Messrs. Gary Bechtel, Kevin Kennedy, Raymond Davis, and White Oak, and managed by a board of managers consisting of Gary Bechtel, Kevin Kennedy, and Raymond Davis. ROCH, our Sponsor, has entered into a Management and Advisory Agreement whereby it has agreed to act as asset manager of the Company. ROCH is a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

As asset manager, ROCH shall furnish (i) general management and administrative services to the Manager, (ii) advice services to the Manager with respect to the making of participation loans behalf of the Company, (iii) management and disposition services with respect to the assets of all companies managed by the Manager, including the Company, (iv) all personnel, facilities and equipment necessary for the operation and administration of the Manager’s managed companies, including the Company; and (v) all other services incident to the foregoing and necessary or appropriate for management, operation and administration of the Manager’s managed companies, including the Company.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Section entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is replaced in its entirety with the following:

Security Ownership of Certain Beneficial Owners (10% or more)

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class

LLC Interests	Kevin Kennedy*	N/A	27.65%

LLC Interests	Gary Bechtel*	N/A	19.16%

LLC Interests	Raymond Davis*	N/A	12.77%

LLC Interests	White Oak Capital Holdings, LLC**	N/A	40.42%

LLC Interests	All Executives and Managers*	N/A	59.58%

*	625 Kenmoor Avenue SE, Suite 200, Grand Rapids, Michigan 49546

**	121 West Long Lake Road, Suite 300 Bloomfield Hills, MI 48304

BOARD OF MANAGERS AND EXECUTIVE OFFICERS

In the Section entitled “BOARD OF MANAGERS AND EXECUTIVE OFFICERS,” the table displaying the board of managers and executive officers of the Manager is hereby replaced in its entirety with the following:

Name	Age	Position with our Manager	Manager/Officer Since

Gary Bechtel	63	Chief Executive Officer*	August 1, 2020
Joseph Elias	42	Chief Operating Officer (outgoing)	June 24, 2020
Kevin P. Kennedy	55	Chief Sales and Distribution Officer*	June 24, 2020
Jason Anderson	36	Chief Financial Officer (outgoing)	June 24, 2020
Raymond Davis	54	Chief Business Development Officer*	June 24, 2020

*	Member of the board of managers of ROHM, which controls our Sponsor, which controls our company through our Manager.

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